STMicroelectronics N.V. Amsterdam Chemin du Champ-des-Filles 39 Case Postale 21 CH-1228 GENEVA, Plan-les-Ouates – Switzerland Phone +41 22 929 29 29 Fax +41 22 929 29 00	Mr. Martin James Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 6010

June 23, 2011

Re:	STMicroelectronics N.V.
Form 20-F for the fiscal year ended December 31, 2010 (the “20-F”)
Filed March 7, 2011
File No. 001-13546

Dear Mr. James:

This letter has been prepared by STMicroelectronics N.V. (the “Company”) in response to the Comment Letter, dated June 20, 2011 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to Mr. Carlo Bozotti, the Company’s Chief Executive Officer.

Set forth below is the Company’s response to the Comment Letter. The numbered paragraph and headings correspond to the Comment Letter, whose text is copied below in italics for your reference.

Form 20-F for the Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 40

Liquidity, page 73

1.
We note your response to prior comment 3.  However, your response appears to address “free cash flow” rather than “free cash flow excluding the effects of business combinations in both periods.”  As previously requested, please revise your future filings to label these as non-GAAP measures and to provide all the disclosures outlined in Item 10(e)(1)(i) of Regulation S-K, or tell us why you are not required to include this disclosure.

STMicroelectronics N.V.	STMicroelectronics N.V.	1118 BH Schipol Airport
REGISTER OFFICE	WTC Schipol Airport	Amsterdam
TRADEREGISTER AMSTERDAM HI 94537	Schipol Boulevard 265	The Netherlands

Response: The Company respectfully notes the Staff’s comment and confirms that it will ensure in future filings that any non-GAAP measures, including free cash flow excluding the effects of business combinations, are clearly labeled as such and that all disclosures outlined in Item 10(e)(l)(i) of Regulation S-X are included.

*          *          *

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 011-41-22-929-2998.

Very truly yours,

/s/ Carlo Bozotti
Chief Executive Officer, STMicroelectronics N.V.

cc	Kate Tillan
Assistant Chief Accountant, Securities and Exchange Commission

Tara Harkins
Staff Accountant, Securities and Exchange Commission

Robert Treuhold
Shearman & Sterling LLP

Travis Randolph
PricewaterhouseCoopers SA